

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

James Crotty
Chief Executive Officer
Bancorp 34, Inc.
8777 E. Hartford Drive, Suite 100
Scottsdale, Arizona 85255

>   **Re: Bancorp 34, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed on August 11, 2023**
>   **File No. 333-273901**

Dear James Crotty:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed August 11, 2023

What is the vote required to approve each proposal at the Bancorp 34 special meeting, page 3

1.   Please disclose here the percentage of shares subject to voting and support agreements.

Summary, page 9

2.   Please include organizational charts depicting the organizational structure of CBOA and Bank 34 both prior to and after the consummation of the transaction.

Bancorp 34 Voting and Support Agreements, page 11

3.   We note that Bancorp 34's directors, Castle Creek and Brush Creek, and CBOA's directors have entered into voting and support agreements. Please disclose here and elsewhere as

appropriate any consideration exchanged for these agreements.

Information About the Companies, page 16

4.   Please clarify here what you mean by small-to-medium-size businesses. Please also clarify what you mean byhigh net worth individuals on page 178.

Risk Factors, page 27

5.   We note your disclosure on page 88 that, by virtue of Bancorp 34 becoming subject to Section 15(d) (as opposed to registering its common stock under Section 12), Bancorp 34 (and its directors, officers, and principal stockholders) will not be subject to compliance with Sections 16, 13(d) and 13(f). Similarly, Bancorp 34 will not have to comply with the tender offer and proxy rules. Please discuss this in a risk factor and address any material effects this may have on investors.

Recent events impacting the financial services, page 31

6.   We note your disclosure that recent events and developments have, and could continue to, adversely impact the market price and volatility of Bancorp 34's and CBOA's common stock. Please expand your disclosure to discuss how the market price and volatility of the companies' stock may have been adversely impacted by recent events.

Our business may be adversely affected by economic conditions, page 32

7.   Please further discuss whether your primary markets of Arizona and New Mexico are currently experiencing any of the economic conditions listed in this risk factor and any material effects this has had on your business, if any.

The Federal Reserve has implemented significant economic strategies, page 33

8.   We note your disclosure that these strategies have had, and will continue to have, a significant impact on your business and on many of your clients. Please further discuss how the strategies discussed in this risk factor may materially affect your business and any material risks to your investors, so that investors may assess the risks. For instance, discuss how the raising of short term rates affects your business.

A failure in our breach of our operational or security systems or infrastructure, page 39

9.   Please add a risk factor to disclose the nature of your board of director's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.

Background of the Merger, page 61

10.   We note that the CBOA board of directors and Bancorp 34 board of directors engaged in reviews and discussions of long-term strategies and objectives, including merging with another financial institution or acquiring other financial institutions. Please discuss, if

applicable, whether any other acquisition targets were identified by either CBOA or Bancorp 34. We also note your disclosure that from time to time CBOA and Bancorp 34 each considered different strategic options, including a merger. Please expand the background section to explain why both CBOA and Bancorp 34 chose to do this merger at this time, as opposed to other merger opportunities or other strategic options in the past.

11. Please ensure your disclosure is clear about the persons involved in negotiations or meetings. For example, where you refer to the "board" or "management," please clarify which members of the board were in attendance or otherwise list the members in attendance.

12. We note your disclosure that the CBOA board considered the all-stock nature of the merger consideration. We also note that Bancorp 34 will provide cash consideration to CBOA shareholders for fractional shares. Please provide clarification as to how the CBOA board considered the cash portion of the merger consideration for fractional shares.

13. Please revise to expand your discussion regarding how the exchange ratio was determined. In this regard, clarify which side proposed the merger consideration. Discuss in more detail how the terms of the agreement were reached.

CBOA's Reasons for the Merger; Recommendation, page 63

14. We note the disclosure that CBOA's common stock is quoted on the OTC Markets Groups, Inc.'s Pink Open Market and traded infrequently. We also note, as discussed at page 128 under "The Market for Bancorp 34 Common Stock," Bancorp 34 common stock does not have an established market. Please address how the CBOA Board of Directions considered the potential difficulty in valuing the consideration given that neither company's stock appears to have an established market. Similarly discuss how Bancorp 34's Board considered this as well, in the disclosure under "Bancorp 34's Reasons for the Merger; Recommendation," at page 78.

Listing of Bancorp 34 Common Stock and No Restrictions on Resale, page 88

15. We note your disclosure that Bancorp 34 has agreed to take all actions reasonable necessary to permit the shares of Bancorp 34 common stock issued to CBOA shareholders in the merger to be listed on the primary exchange, or broker-dealer network on which Bancorp 34 common stock is listed or quoted. Please provide additional clarifying disclosure regarding whether Bancorp 34 intends to continue listing its shares on the OTC markets. Please also discuss here and in the risk factors sections any material effects on investors if Bancorp 34 is not successful in listing such shares.

Unaudited Pro Forma Condensed Combined Financial Information
Note 2 – Preliminary Purchase Price Allocation, page 115

16. In your tabular presentation of CBOA Net Assets at Fair Value, we note that the Other liabilities assumed at fair value were $5,784. However, we also note that the amount

of Other liabilities of CBOA on the unaudited condensed combined balance sheet, on page 112, were $4,997 with no corresponding pro forma adjustment. Please reconcile this difference and revise your disclosure to clarify.

Note 3 - Pro Forma Adjustments, page 117

17.   We note your disclosure in Note E describing an adjustment to other assets to reflect deferred tax asset of $1,025 thousand. However, the adjustment on the unaudited condensed combined pro forma balance sheet, on page 112, reflects a deferred tax asset balance of $488. Please reconcile this difference and revise your disclosure to clarify.

18.   We note your disclosure in Note W to reflect an income statement adjustment of $2,155 for the year ended December 31, 2022. However, the corresponding adjustment W on the unaudited condensed combined statement of income, on page 114, reflects no adjustment amount. Please reconcile this difference and revise your disclosure to clarify. In addition, tell us how this adjustment is reflected in your pro forma balance sheet.

Our Competitive Strengths, page 122

19.   Please balance your discussion of your competitive strengths. For example, please balance the discussion of your effective talent and customer acquisition strategy in growth markets benefitting from recent consolidations with a discussion of competition for employees, as you discuss in the last risk on page 40.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Bancorp 34
Critical Accounting Estimates, page 129

20.   Please revise your disclosures to also include a more thorough discussion of your Critical Accounting Estimates. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. In addition, provide similar updates to the CBOA critical accounting estimates disclosures beginning on page 181. Refer to Item 303(b)(3) of Regulation S-K.

Security Ownership of Certain Beneficial Owners, page 159

21.   For each of the entities listed as 5% stockholders, please also disclose the natural person or persons with voting or investment control of the shares.

Information about CBOA Financial, Inc., page 178

22.   Please expand your disclosure regarding CBOA's business to discuss CBOA's loan portfolio and lending activities, similar to the discussion provided by Bancorp 34, at page 124.

<u>Annex C - Opinion of MJC Partners, LLC, page C-3</u>

23.   Please remove the statement that the letter "is solely for the information of the Board of Directors of BCTF" to remove the implication that investors are not entitled to rely on the disclosure in this section.

<u>Exhibits</u>

24.   Please add the Jet Fuel Incentive Plan as an exhibit or tell us why you believe this is not required.

<u>General</u>

25.   We note that Article 12 of the Articles of Incorporation of Bancorp 34, Inc. selects a state or federal court located within the state of Maryland as the exclusive forum for certain litigation, including any "derivative action." Please add disclosure describing this provision in the "Description of Capital Stock," "Comparison of Stockholders' Rights," and "Risk Factors" sections of the registration statement. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Sarmad Makhdoom at 202-551-5776 or Michael Henderson at 202-551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Finance